EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	01/28/14
Item IDs	2.02
	9.01
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	form8-k.htm
	Form 8-K, CHCO 4Q2013 Earnings Release
GRAPHIC	chcologo.jpg
	CHCO logo
EX-99.1	ex99-1.htm
	Exhibit 99.1, CHCO Press Release - Earnings 4Q2013
8-K	submissionpdf.pdf
	Printable copy of Form 8-K, CHCO 4Q2013 Earnings Release and Exhibit

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of Earliest Event Reported)
January 28, 2014



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 2 - Financial Information

Item 2.02 Results of Operations and Financial Condition.

On January 28, 2014, City Holding Company ("the Company") issued a news release, attached as Exhibit 99.1, announcing the Company's earnings results for the fourth quarter and year ended December 31, 2013. Furnished as Exhibit 99.1 and incorporated herein by reference is the news release issued by the Company.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1   News Release issued January 28, 2014

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>January 30, 2014</u>   **City Holding Company**

By: /s/ David L. Bumgarner
_____
    David L. Bumgarner
    Chief Financial Officer

Exhibit 99.1

NEWS RELEASE

For Immediate Release
January 28, 2014

For Further Information Contact:
Charles R. Hageboeck, Chief Executive Officer and President
(304) 769-1102

City Holding Company Announces Record Annual Earnings

Charleston, West Virginia – City Holding Company, "the Company" (NASDAQ:CHCO), a $3.4 billion bank holding company headquartered in Charleston, today announced net income of $48.7 million, or $3.06 per diluted share, for the year ended December 31, 2013. City's net income increased $9.7 million from 2012 due primarily to the acquisitions of Virginia Savings Bank in the second quarter of 2012 and Community Financial Corporation ("Community Bank") in the first quarter of 2013. For 2013, the Company achieved a return on assets of 1.44%, a return on tangible equity of 16.4%, a net interest margin of 4.33%, and an efficiency ratio of 55.5%. Despite $5.5 million of merger-related expenses, 2013's financial performance outpaced 2012's results.

For the fourth quarter of 2013 the Company reported net income of $13.7 million, or $0.86 per diluted share. The Company achieved a return on assets of 1.61%, a return on tangible equity of 17.7%, a net interest margin of 4.33%, and an efficiency ratio of 51.7% in the fourth quarter of 2013.

City's CEO Charles Hageboeck stated that, "2013 was a record year for City with reported earnings of $3.06 per diluted share despite merger-related expenses of $5.5 million ($0.23 per diluted share on an after tax basis). While the results from our acquisitions of Virginia Savings Bancorp and Community Bank have been in line with our expectations, the results of resolving problem loans associated with these acquisitions have exceeded our expectations. This has largely been due our credit and lending teams' ability to effectively workout a number of problem loans. As a result of these efforts, our nonperforming loans, past due loans, and other asset quality measures continue to show improvement. Although our work is not yet complete in regards to acquired problem assets, particularly those related to Community Bank, we expect to have less efforts concentrated in these endeavors during 2014."

"During 2013, our reported net interest margin increased from 3.96% in 2012 to 4.33% for 2013. Excluding the positive impact of accretion relating to our acquisitions, our net interest margin only dropped from 3.85% for 2012 to 3.83% for 2013 despite the loss of over $50 million of high yielding trust preferred securities and continued historically low interest rates. Excluding the acquisition of Community Bank, our loans grew $87.7 million, or 4.1%, from December 31, 2012. This growth was fueled by an increase of $59.4 million (5.8%) in residential real estate loans and $42.9 million in commercial loans (4.6%)."

"I am also excited that in less than one year, the Company's tangible capital rebounded after dropping to 8.6% following the Community Bank acquisition to 9.5% at December 31, 2013. At City, we are excited about our future and are poised to take advantage of the opportunities ahead."

Net Interest Income

The Company's tax equivalent net interest income increased $27.4 million, or 27.8%, from $98.5 million in 2012 to $125.9 million in 2013. This increase is due primarily to loan growth from the acquisition of Community Bank as of January 9, 2013 and accretion of the fair value adjustments related to the acquisitions of Virginia Savings Bank and Community Bank. The Company's reported net interest margin increased from 3.96% for the year ended December 31, 2012 to 4.33% for the year ended December 31, 2013. Excluding the favorable impact of the accretion from the fair value adjustments ($14.6 million for the year ended December 31, 2013 and $2.6 million for the year ended December 31, 2012), the net interest margin would have been 3.83% for the year ended December 31, 2013 and 3.85% for the year ended December 31, 2012.

During the fourth quarter of 2013, the Company's tax equivalent net interest income decreased $0.3 million, or 1.1%, from $32.5 million during the third quarter of 2013 to $32.2 million. The Company's reported net interest margin decreased from 4.47% for the third quarter of 2013 to 4.33% for the fourth quarter of 2013. Excluding the favorable impact of the accretion from the fair value adjustments ($3.9 million for the quarter ended December 31, 2013 and $5.0 million for the quarter ended September 30, 2013), the net interest margin would have been 3.81% for the quarter ended December 31, 2013 and 3.78% for the quarter ended September 30, 2013.

2

Credit Quality

The Company's ratio of nonperforming assets to total loans and other real estate owned decreased slightly from 1.28% at December 31, 2012 to 1.20% at December 31, 2013. Excluded from this ratio are purchased credit-impaired loans in which the Company estimated cash flows and estimated a credit mark. These loans are considered performing loans provided that the loan is performing in accordance with the estimated expectations. Such loans would be considered nonperforming loans if the loan's performance deteriorates below the initial expectations. Total past due loans increased from $13.0 million, or 0.60% of total loans outstanding, at December 31, 2012 to $19.5 million, or 0.75% of total loans outstanding, at December 31, 2013. Acquired past due loans represent approximately 64% of total past due loans and have declined $4.0 million, or 24.2%, since March 31, 2013. In accordance with regulatory guidance issued in the third quarter of 2012, the Company classifies loans in which the borrower has filed Chapter 7 bankruptcy with the debt discharged by the bankruptcy court and the loan not reaffirmed by the borrower to be troubled debt restructured loans ("TDR's"). Since the time of this change, TDR's have increased from $21.5 million at September 30, 2012 to $25.1 million at December 31, 2013. More than 90% of these loans are current with interest and principal payments.

As a result of the Company's quarterly analysis of the adequacy of the ALLL, the Company recorded a provision for loan losses of $1.9 million in the fourth quarter of 2013 and $6.8 million for the year ended December 31, 2013 compared to $1.8 million and $6.4 million of the comparable periods in 2012. During the fourth quarter of 2013 the Company re-estimated the expected cash flows from its purchased credit impaired loans, which resulted in a $0.5 million addition to the ALLL. The provision for loan losses recorded during 2013 reflects difficulties encountered by certain commercial borrowers of the Company during the year, the downgrade of their related credits and management's assessment of the impact of these difficulties on the ultimate collectability of the loans. Changes in the amount of the provision and related allowance are based on the Company's detailed systematic methodology and are directionally consistent with changes in the composition and quality of the Company's loan portfolio. The Company believes its methodology for determining the adequacy of its ALLL adequately provides for probable losses inherent in the loan portfolio and produces a provision and allowance for loan losses that is directionally consistent with changes in asset quality and loss experience.

Investment Securities Gains/(Losses)

During 2013, the Company realized investment gains of $0.7 million associated with the calls of trust preferred securities. In addition, the Company also recognized gains of $0.1 million from the sale of certain equity positions related to community banks and bank holding companies.

Non-interest Income

Exclusive of net investment securities gains, non-interest income increased $2.9 million to $57.2 million for the year ended December 31, 2013 as compared to $54.3 million for the year ended December 31, 2012. Service charges increased $1.2 million, or 4.5%, to $27.6 million and bankcard revenues increased $1.1 million, or 9.0%, to $13.5 million for the year ended December 31, 2013. These increases were primarily due to the acquisition of Community Bank.

Exclusive of net investment securities gains, total non-interest income was flat for the fourth quarter of 2013 as compared to the fourth quarter of 2012. A decrease of $0.4 million in other income was essentially offset by an increase of $0.3 million in bankcard revenue during the fourth quarter of 2013.

Non-interest Expenses

During 2013, the Company recognized $5.5 million of acquisition and integration expenses associated with the completed acquisition of Community Bank. In comparison, during 2012, the Company recorded $4.7 million of acquisition and integration expenses associated with the completed acquisition of Virginia Savings Bancorp and the impending acquisition of Community Bank. Excluding these expenses, noninterest expenses increased $14.0 million from $82.7 million for the year ended December 31, 2012 to $96.7 million for the year ended December 31, 2013. Salaries and employee benefits increased $7.9 million due primarily to additional employees associated with the acquisition of Community Bank. Normal annual salary increases, increased pension costs, and increased incentive compensation accruals also contributed to the increase in salaries and employee benefits. In addition, other expenses increased $2.0 million, occupancy and equipment expenses increased $1.7 million, and depreciation expense increased $1.1 million. These increases were primarily attributable to the acquisition of Community Bank and were in line with the Company's expectations. These increases were partially offset by a decrease in repossessed asset losses as a result of losses recognized in 2012.

For the fourth quarter of 2013, total non-interest expenses increased $2.9 million, from $21.3 million for the fourth quarter of 2012 to $24.2 million. Salaries and employee benefit expenses increased $1.6 million, primarily associated with the acquisition of Community Bank and increased pension costs. In addition, other expenses increased $0.7 million, occupancy and equipment expenses increased $0.4 million, legal and professional expenses increased $0.3 million, and depreciation expense increased $0.2 million from the fourth quarter of 2012. These increases were partially offset by decreases in merger related expenses ($0.3 million), repossessed asset losses ($0.2 million), and advertising expenses ($0.2 million).

Balance Sheet Trends

Loans increased $458.4 million (21.4%) from December 31, 2012 to $2.60 billion at December 31, 2013, primarily due to the Company's acquisition of Community Bank ($370.8 million). Excluding the Community Bank acquisition, loans increased $87.7 million (4.1%) from December 31, 2012 to $2.23 billion at December 31, 2013. Increases in residential real estate loans of $59.4 million (5.8%), commercial real estate loans of $32.9 million (4.0%), and commercial and industrial ("C&I") loans of $10.0 million (9.2%) were partially offset by a decrease in consumer loans ($14.1 million). The majority of this decrease is attributable to the Company's decision to strategically reduce the portfolio of indirect auto loans with unsatisfactory credit quality metrics associated with the Community Bank acquisition.

Total average depository balances increased $413.5 million, or 17.3%, from the quarter ended December 31, 2012 to the quarter ended December 31, 2013. This growth was primarily attributable to deposits acquired from Community Bank ($337.3 million). Exclusive of this contribution, the Company experienced increases in noninterest-bearing demand deposits ($43.9 million), savings deposits ($39.6 million), and interest-bearing demand deposits ($14.9 million) that were partially offset by a decrease in time deposits ($22.5 million).

Income Tax Expense

The Company's effective income tax rate for the quarter and year ended December 31, 2013 was 34.2% and 34.4%, respectively, compared to 34.9% and 34.3% for the quarter and year ended December 31, 2012, respectively.

Capitalization and Liquidity

The Company's loan to deposit ratio was 93.5% and the loan to asset ratio was 77.3% at December 31, 2013. The Company maintained investment securities totaling 11.0% of assets as of this date. The Company's deposit mix is weighted heavily toward checking and saving accounts that fund 50.7% of assets at December 31, 2013. Time deposits fund 32.0% of assets at December 31, 2013, but very few of these deposits are in accounts that have balances of more than $250,000, reflecting the core retail orientation of the Company.

The Company is also strongly capitalized. Although the Company's acquisition of Community Bank lowered its tangible equity ratio from 9.4% at December 31, 2012 to 8.6% at March 31, 2013, our tangible equity ratio has returned to 9.5% at December 31, 2013. At December 31, 2013, City National Bank's leverage ratio is 8.54%, its tier I capital ratio is 11.35%, and its total risk-based capital ratio is 12.18%. These regulatory capital ratios are significantly above levels required to be considered "well capitalized," which is the highest possible regulatory designation.

On December 18, 2013, the Board approved a quarterly cash dividend of 37 cents per share payable January 31, 2014, to shareholders of record as of January 15, 2014.

City Holding Company is the parent company of City National Bank of West Virginia. City National operates 82 branches across West Virginia, Virginia, Kentucky, and Ohio.

Forward-Looking Information

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company could have adverse legal actions of a material nature; (4) the Company may face competitive loss of customers; (5) the Company may be unable to manage its expense levels; (6) the Company may have difficulty retaining key employees; (7) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (8) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (9) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; (10) the Company may experience difficulties growing loan and deposit balances; (11) the current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations; (12) continued deterioration in the financial condition of the U.S. banking system may impact the valuations of investments the Company has made in the securities of other financial institutions resulting in either actual losses or other than temporary impairments on such investments; and (13) the effects of the Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") recently adopted by the United States Congress. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made. Further, the Company is required to evaluate subsequent events through the filing of its December 31, 2013 Form 10-K. The Company will continue to evaluate the impact of any subsequent events on the preliminary December 31, 2013 results and will adjust the amounts if necessary.

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

		Three Months Ended December 31,		Percent Change
		2013	2012	
Earnings ($000s, except per share data):				
Net Interest Income (FTE)	$	32,159	$ 25,707	25.10%
Net Income available to common shareholders		13,699	10,894	25.75%
Earnings per Basic Share		0.87	0.73	18.51%
Earnings per Diluted Share		0.86	0.73	17.77%
Key Ratios (percent):				
Return on Average Assets		1.61%	1.49%	7.86%
Return on Average Tangible Equity		17.73%	16.15%	9.77%
Net Interest Margin		4.33%	3.99%	8.49%
Efficiency Ratio		51.71%	53.12%	(2.66)%
Average Shareholders' Equity to Average Assets		11.35%	11.49%	(1.26)%
Consolidated Risk Based Capital Ratios (a):				
Tier I		12.96%	12.97%	(0.08)%
Total		13.81%	13.85%	(0.29)%
Tangible Equity to Tangible Assets		9.46%	9.40%	0.69%
Common Stock Data:				
Cash Dividends Declared per Share	$	0.37	$ 0.35	5.71%
Book Value per Share		24.64	22.47	9.66%
Tangible Book Value per Share		19.78	18.08	9.38%
Market Value per Share:				
High		49.21	36.45	35.01%
Low		41.87	31.78	31.75%
End of Period		46.33	34.85	32.94%
Price/Earnings Ratio (b)		13.34	11.89	12.17%

		Twelve Months Ended December 31,		Percent Change
		2013	2012	
Earnings ($000s, except per share data):				
Net Interest Income (FTE)	$	125,897	$ 98,538	27.76%
Net Income available to common shareholders		48,667	38,945	24.96%
Earnings per Basic Share		3.10	2.63	18.00%
Earnings per Diluted Share		3.06	2.61	17.37%
Key Ratios (percent):				
Return on Average Assets		1.44%	1.37%	4.95%
Return on Average Tangible Equity		16.35%	14.74%	10.90%
Net Interest Margin		4.33%	3.96%	9.44%
Efficiency Ratio		55.45%	57.16%	(3.00)%
Average Shareholders' Equity to Average Assets		11.04%	11.46%	(3.61)%
Common Stock Data:				
Cash Dividends Declared per Share	$	1.48	$ 1.40	5.71%
Market Value per Share:				
High		49.21	37.16	32.43%
Low		36.07	30.96	16.51%
Price/Earnings Ratio (b)		14.95	13.27	12.66%

(a) December 31, 2013 risk-based capital ratios are estimated

(b) December 31, 2013 price/earnings ratio computed based on annualized fourth quarter 2013 earnings

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

Book Value and Market Price Range per Share

| | Book Value per Share | | | | Market Price Range per Share | |
	March 31	June 30	September 30	December 31	Low	High
2007	$ 17.62	$ 17.40	$ 17.68	$ 18.14	$ 31.16	$ 41.54
2008	18.92	18.72	17.61	17.58	29.08	42.88
2009	17.69	18.24	18.95	19.37	20.88	34.34
2010	19.71	20.02	20.31	20.31	26.87	38.03
2011	20.39	20.58	20.86	21.05	26.06	37.22
2012	21.46	21.63	22.14	22.47	30.96	37.16
2013	23.27	23.52	24.03	24.64	36.07	49.21

Earnings per Basic Share

| | Quarter Ended | | | | |
	March 31	June 30	September 30	December 31	Year-to-Date
2007	$ 0.76	$ 0.72	$ 0.76	$ 0.78	$ 3.02
2008	0.81	0.83	(0.16)	0.26	1.74
2009	0.69	0.64	0.66	0.70	2.69
2010	0.59	0.68	0.58	0.64	2.48
2011	0.62	0.65	0.77	0.65	2.68
2012	0.68	0.50	0.71	0.73	2.63
2013	0.51	0.83	0.89	0.87	3.10

Earnings per Diluted Share

| | Quarter Ended | | | | |
	March 31	June 30	September 30	December 31	Year-to-Date
2007	$ 0.76	$ 0.72	$ 0.76	$ 0.78	$ 3.01
2008	0.80	0.83	(0.16)	0.26	1.74
2009	0.69	0.64	0.66	0.70	2.68
2010	0.58	0.68	0.58	0.64	2.47
2011	0.62	0.64	0.76	0.65	2.67
2012	0.67	0.50	0.71	0.73	2.61
2013	0.51	0.82	0.88	0.86	3.06

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
(Unaudited) ($ in 000s, except per share data)

	Three Months Ended December 31,	
	2013	2012
Interest Income		
Interest and fees on loans	$ 31,901	$ 25,588
Interest on investment securities:		
Taxable	2,924	2,940
Tax-exempt	291	341
Interest on federal funds sold	-	15
Total Interest Income	35,116	28,884
Interest Expense		
Interest on deposits	2,868	3,114
Interest on short-term borrowings	94	83
Interest on long-term debt	153	163
Total Interest Expense	3,115	3,360
Net Interest Income	32,001	25,524
Provision for loan losses	1,945	1,775
Net Interest Income After Provision for Loan Losses	30,056	23,749
Non-Interest Income		
Total investment securities impairment losses	-	-
Noncredit impairment losses recognized in other comprehensive income	-	-
Net investment securities impairment losses	-	-
Gains on sale of investment securities	671	-
Net investment securities gains	671	-
Service charges	6,995	7,113
Bankcard revenue	3,403	3,101
Insurance commissions	1,269	1,289
Trust and investment management fee income	1,093	1,112
Bank owned life insurance	976	754
Other income	541	897
Total Non-Interest Income	14,948	14,266
Non-Interest Expense		
Salaries and employee benefits	12,910	11,301
Occupancy and equipment	2,529	2,147
Depreciation	1,468	1,234
FDIC insurance expense	500	407
Advertising	408	596
Bankcard expenses	697	628
Postage, delivery, and statement mailings	521	514
Office supplies	408	412
Legal and professional fees	778	437
Telecommunications	581	405
Repossessed asset (gains)/losses, net of expenses	(72)	146
Merger related expenses	72	373
Other expenses	3,390	2,673
Total Non-Interest Expense	24,190	21,273
Income Before Income Taxes	20,814	16,742
Income tax expense	7,115	5,848
Net Income Available to Common Shareholders	$ 13,699	$ 10,894
Distributed earnings allocated to common shareholders	$ 5,775	$ 5,151
Undistributed earnings allocated to common shareholders	7,800	5,658
Net earnings allocated to common shareholders	$ 13,575	$ 10,809
Average common shares outstanding	15,636	14,755
Effect of dilutive securities:		
Employee stock options and warrants	187	82
Shares for diluted earnings per share	15,823	14,837
Basic earnings per common share	$ 0.87	$ 0.73
Diluted earnings per common share	$ 0.86	$ 0.73
Dividends declared per common share	$ 0.37	$ 0.35
Comprehensive Income	$ 14,882	$ 9,837

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
(Unaudited) ($ in 000s, except per share data)

		Twelve months ended December 31,		
		2013		**2012**
Interest Income				
Interest and fees on loans	$	126,594	$	96,432
Interest on investment securities:				
Taxable		10,697		14,285
Tax-exempt		1,226		1,442
Interest on federal funds sold		22		53
Total Interest Income		138,539		112,212
Interest Expense				
Interest on deposits		12,358		13,477
Interest on short-term borrowings		325		312
Interest on long-term debt		618		661
Total Interest Expense		13,301		14,450
Net Interest Income		125,238		97,762
Provision for loan losses		6,848		6,375
Net Interest Income After Provision for Loan Losses		118,390		91,387
Non-Interest Income				
Total investment securities impairment losses		-		(878)
Noncredit impairment losses recognized in other comprehensive income		-		302
Net investment securities impairment losses		-		(576)
Gains on sale of investment securities		764		1,530
Net investment securities gains		764		954
Service charges		27,596		26,409
Bankcard revenue		13,521		12,406
Insurance commissions		5,832		6,071
Trust and investment management fee income		3,986		3,774
Bank owned life insurance		3,391		2,983
Other income		2,916		2,660
Total Non-Interest Income		58,006		55,257
Non-Interest Expense				
Salaries and employee benefits		51,430		43,509
Occupancy and equipment		9,910		8,186
Depreciation		5,757		4,605
FDIC insurance expense		1,852		1,590
Advertising		2,673		2,589
Bankcard expenses		2,870		2,662
Postage, delivery, and statement mailings		2,220		2,079
Office supplies		1,728		1,669
Legal and professional fees		2,338		1,786
Telecommunications		2,212		1,614
Repossessed asset losses, net of expenses		646		1,346
Merger related expenses		5,526		4,708
Other expenses		13,054		11,058
Total Non-Interest Expense		102,216		87,401
Income Before Income Taxes		74,180		59,243
Income tax expense		25,513		20,298
Net Income Available to Common Shareholders	$	48,667	$	38,945
Distributed earnings allocated to common shareholders	$	23,100	$	20,603
Undistributed earnings allocated to common shareholders		25,127		18,034
Net earnings allocated to common shareholders	$	48,227	$	38,637
Average common shares outstanding		15,564		14,714
Effect of dilutive securities:				
Employee stock options and warrants		171		82
Shares for diluted earnings per share		15,735		14,796
Basic earnings per common share	$	3.10	$	2.63
Diluted earnings per common share	$	3.06	$	2.61
Dividends declared per common share	$	1.48	$	1.40
Comprehensive Income	$	45,099	$	41,430

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
(Unaudited) ($ in 000s)

| | Three Months Ended | |
	December 31, 2013	December 31, 2012
Balance at October 1	$ 378,042	$ 328,415
Net income	13,699	10,894
Other comprehensive income:		
Change in unrealized loss on securities available-for-sale	(932)	(794)
Change in underfunded pension liability	2,115	(263)
Cash dividends declared ($0.37/share) and ($0.35/share), respectively	(5,827)	(5,192)
Issuance of stock award shares, net	318	214
Exercise of 19,028 stock options	661	-
Balance at December 31	$ 388,076	$ 333,274

| | Twelve Months Ended | |
	December 31, 2013	December 31, 2012
Balance at January 1	$ 333,274	$ 311,134
Net income	48,667	38,945
Other comprehensive income:		
Change in unrealized gain (loss) on securities available-for-sale	(5,683)	2,749
Change in underfunded pension liability	2,115	(264)
Cash dividends declared ($1.48/share) and ($1.40/share), respectively	(23,513)	(20,725)
Issuance of stock award shares, net	1,281	1,083
Acquisition of Community Financial Corporation	28,508	-
Acquisition of Virginia Savings Bancorp	-	7,723
Exercise of 126,168 stock options	3,427	-
Exercise of 18,899 stock options	-	544
Purchase of 237,535 common shares of treasury	-	(7,915)
Balance at December 31	$ 388,076	$ 333,274

CITY HOLDING COMPANY AND SUBSIDIARIES
Condensed Consolidated Quarterly Statements of Income
(Unaudited) ($ in 000s, except per share data)

					Quarter Ended					
		December 31 2013		September 30 2013		June 30 2013		March 31 2013		December 31 2012
Interest income	$	35,116	$	35,674	$	34,724	$	33,026	$	28,884
Taxable equivalent adjustment		158		161		167		174		183
Interest income (FTE)		35,274		35,835		34,891		33,200		29,067
Interest expense		3,115		3,304		3,427		3,455		3,360
Net interest income		32,159		32,531		31,464		29,745		25,707
Provision for loan losses		1,945		1,154		2,011		1,738		1,775
Net interest income after provision for loan losses		30,214		31,377		29,453		28,007		23,932
Noninterest income		14,948		14,480		14,252		14,326		14,266
Noninterest expense		24,190		24,665		23,959		29,403		21,273
Income before income taxes		20,972		21,192		19,746		12,930		16,925
Income tax expense		7,115		7,056		6,573		4,769		5,848
Taxable equivalent adjustment		158		161		167		174		183
Net income available to common shareholders	$	13,699	$	13,975	$	13,006	$	7,987	$	10,894
Distributed earnings allocated to common shareholders	$	5,775	$	5,767	$	5,751	$	5,747	$	5,151
Undistributed earnings allocated to common shareholders		7,800		8,081		7,139		2,175		5,658
Net earnings allocated to common shareholders	$	13,575	$	13,848	$	12,890	$	7,922	$	10,809
Average common shares outstanding		15,636		15,608		15,582		15,473		14,755
Effect of dilutive securities:										
Employee stock options and warrants		187		182		170		154		82
Shares for diluted earnings per share		15,823		15,790		15,752		15,627		14,837
Basic earnings per common share	$	0.87	$	0.89	$	0.83	$	0.51	$	0.73
Diluted earnings per common share		0.86		0.88		0.82		0.51		0.73
Cash dividends declared per share		0.37		0.37		0.37		0.37		0.35
Net Interest Margin		4.33%		4.47%		4.35%		4.18%		3.99%
Interest Income from Accretion Related to Fair Value Adjustments Recorded as a Result of Acquisition	$	3,899	$	5,046	$	3,517	$	2,181	$	1,658

CITY HOLDING COMPANY AND SUBSIDIARIES
Non-Interest Income and Non-Interest Expense
(Unaudited) ($ in 000s)

	December 31 2013		September 30 2013		Quarter Ended June 30 2013		March 31 2013		December 31 2012
Non-Interest Income:									
Service charges	$	6,995	$	7,169	$	6,897	$	6,535	$	7,113
Bankcard revenue		3,403		3,468		3,450		3,199		3,101
Insurance commissions		1,269		1,365		1,358		1,840		1,289
Trust and investment management fee income		1,093		939		964		990		1,112
Bank owned life insurance		976		805		799		812		754
Other income		541		734		775		866		897
Subtotal		14,277		14,480		14,243		14,242		14,266
Total investment securities impairment losses		-		-		-		-		-
Noncredit impairment losses recognized in other comprehensive income		-		-		-		-		-
Net investment securities impairment losses		-		-		-		-		-
Gain (loss) on sale of investment securities		671		-		9		84		-
Total Non-Interest Income	$	14,948	$	14,480	$	14,252	$	14,326	$	14,266
Non-Interest Expense:									
Salaries and employee benefits	$	12,910	$	12,930	$	12,640	$	12,949	$	11,301
Occupancy and equipment		2,529		2,409		2,500		2,472		2,147
Depreciation		1,468		1,437		1,453		1,399		1,234
FDIC insurance expense		500		500		341		511		407
Advertising		408		712		819		735		596
Bankcard expenses		697		680		766		727		628
Postage, delivery and statement mailings		521		541		552		605		514
Office supplies		408		416		463		441		412
Legal and professional fees		778		591		535		435		437
Telecommunications		581		721		465		445		405
Repossessed asset (gains) losses, net of expenses		(72)		896		(23)		(155)		146
Merger related expenses		72		(150)		65		5,540		373
Other expenses		3,390		2,982		3,383		3,299		2,673
Total Non-Interest Expense	$	24,190	$	24,665	$	23,959	$	29,403	$	21,273
Employees (Full Time Equivalent)		923		924		931		932		843
Branch Locations		83		83		83		83		73

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets
($ in 000s)

		December 31 2013		December 31 2012
		(Unaudited)		
Assets				
Cash and due from banks	$	75,999	$	58,718
Interest-bearing deposits in depository institutions		9,877		16,276
Federal funds sold		-		10,000
Cash and cash equivalents		85,876		84,994
Investment securities available-for-sale, at fair value		352,660		377,122
Investment securities held-to-maturity, at amortized cost		4,117		13,454
Other securities		13,343		11,463
Total investment securities		370,120		402,039
Gross loans		2,604,782		2,146,369
Allowance for loan losses		(20,575)		(18,809)
Net loans		2,584,207		2,127,560
Bank owned life insurance		92,047		81,901
Premises and equipment, net		82,548		72,728
Accrued interest receivable		6,866		6,692
Net deferred tax assets		42,165		32,737
Intangible assets		76,557		65,057
Other assets		27,852		43,758
Total Assets	$	3,368,238	$	2,917,466
Liabilities				
Deposits:				
Noninterest-bearing	$	493,228	$	429,969
Interest-bearing:				
Demand deposits		601,527		553,132
Savings deposits		612,772		506,869
Time deposits		1,077,606		919,346
Total deposits		2,785,133		2,409,316
Short-term borrowings				
Customer repurchase agreements		137,798		114,646
Long-term debt		16,495		16,495
Other liabilities		40,736		43,735
Total Liabilities		2,980,162		2,584,192
Stockholders' Equity				
Preferred stock, par value $25 per share: 500,000 shares authorized; none issued		-		-
Common stock, par value $2.50 per share: 50,000,000 shares authorized;				
18,499,282 shares issued at December 31, 2013 and December 31, 2012				
less 2,748,922 and 3,665,999 shares in treasury, respectively		46,249		46,249
Capital surplus		107,596		103,524
Retained earnings		334,423		309,270
Cost of common stock in treasury		(95,202)		(124,347)
Accumulated other comprehensive loss:				
Unrealized gain on securities available-for-sale		(2,110)		3,573
Underfunded pension liability		(2,880)		(4,995)
Total Accumulated Other Comprehensive Loss		(4,990)		(1,422)
Total Stockholders' Equity		388,076		333,274
Total Liabilities and Stockholders' Equity	$	3,368,238	$	2,917,466

CITY HOLDING COMPANY AND SUBSIDIARIES
Investment Portfolio
(Unaudited) ($ in 000s)

	Original Cost		Credit-Related Net Investment Impairment Losses through December 31, 2013		Unrealized Gains (Losses)		Carrying Value	
US Government Agencies	$	2,317	$	-	$	48	$	2,365
Mortgage Backed Securities		284,837		-		(4,531)		280,306
Municipal Bonds		41,027		-		520		41,547
Pooled Bank Trust Preferreds		23,358		(20,171)		512		3,699
Single Issuer Bank Trust Preferreds,								
Subdebt of Financial Institutions, and								
Bank Holding Company Preferred Stocks		24,910		(1,015)		(1,193)		22,702
Money Markets and Mutual Funds		1,525		-		(40)		1,485
Federal Reserve Bank and FHLB stock		13,343		-		-		13,343
Community Bank Equity Positions		8,032		(4,698)		1,339		4,673
Total Investments	$	399,349	$	(25,884)	$	(3,345)	$	370,120

CITY HOLDING COMPANY AND SUBSIDIARIES
Loan Portfolio
(Unaudited) ($ in 000s)

		December 31 2013		September 30 2013		June 30 2013		March 31 2013		December 31 2012
Residential real estate [1]	$	1,207,150	$	1,188,841	$	1,170,123	$	1,149,411	$	1,031,435
Home equity - junior liens		143,390		140,887		138,367		138,333		143,110
Commercial and industrial		164,484		151,185		138,299		149,677		108,739
Commercial real estate [2]		1,039,451		1,022,278		1,023,311		1,001,453		821,970
Consumer		46,402		50,757		54,242		55,274		36,564
DDA overdrafts		3,905		4,508		3,103		2,876		4,551
Gross Loans	$	2,604,782	$	2,558,456	$	2,527,445	$	2,497,024	$	2,146,369
Construction loans included in:										
[1] - Residential real estate loans	$	17,337	$	14,808	$	15,889	$	16,884	$	15,408
[2] - Commercial real estate loans	$	24,026	$	17,391	$	24,726	$	26,163	$	15,352

CITY HOLDING COMPANY AND SUBSIDIARIES
Acquisition Activity - Accretion
(Unaudited) ($ in millions)

The following table presents the actual and forecasted accretion related to the fair value adjustments on net interest income recorded as a result of the Virginia Savings Bancorp (VSB) and Community Financial Corporation (Community) acquisitions.

		VSB				Community				
Year Ended:		Loan Accretion[a]		Certificates of Deposit[a]		Loan Accretion[a]		Certificates of Deposit[a]		Total
1Q 2013	$	985	$	178	$	858	$	160	$	2,181
2Q 2013		1,334		122		1,887		174		3,517
3Q 2013		632		121		4,119		174		5,046
4Q 2013		561		121		3,043		174		3,899
2014		922		536		4,104		250		5,812
2015		564		518		3,040		160		4,282
2016		325		497		1,477		44		2,343

a - 2013 amounts are based on actual results. 2014, 2015 and 2016 amounts are based on estimated amounts.

Note: The amounts reflected in the table above require management to make significant assumptions based on estimated future default, prepayment, and discount rates. Actual performance could be significantly different from that assumed, which could result in the actual results being materially different from the amounts estimated above.

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Average Balance Sheets, Yields, and Rates
(Unaudited) ($ in 000s)

| | | **Three Months Ended December 31,** | | | | |
| | **2013** | | | **2012** | | |
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:						
Loan portfolio (1):						
Residential real estate (2)	$ 1,334,624	$ 13,949	4.15%	$ 1,152,921	$ 12,267	4.23%
Commercial, financial, and agriculture (3)	1,182,386	15,924	5.34%	901,966	11,420	5.04%
Installment loans to individuals (4), (5)	60,877	1,465	9.55%	49,596	1,007	8.08%
Previously securitized loans (6)	***	563	***	***	894	***
Total loans	2,577,887	31,901	4.91%	2,104,483	25,588	4.84%
Securities:						
Taxable	331,134	2,924	3.50%	380,897	2,940	3.07%
Tax-exempt (7)	28,430	449	6.27%	35,847	524	5.82%
Total securities	359,564	3,373	3.72%	416,744	3,464	3.31%
Deposits in depository institutions	8,194	-	-	7,431	-	-
Federal funds sold	-	-	-	32,876	15	0.18%
Total interest-earning assets	2,945,645	35,274	4.75%	2,561,534	29,067	4.51%
Cash and due from banks	140,269			70,075		
Bank premises and equipment	82,738			72,702		
Other assets	250,082			230,098		
Less: Allowance for loan losses	(20,415)			(19,551)		
Total assets	$ 3,398,319			$ 2,914,858		
Liabilities:						
Interest-bearing demand deposits	597,221	176	0.12%	540,107	165	0.12%
Savings deposits	607,522	218	0.14%	498,027	183	0.15%
Time deposits (8)	1,086,288	2,474	0.90%	923,025	2,766	1.19%
Short-term borrowings	145,491	94	0.26%	128,706	83	0.26%
Long-term debt	16,495	153	3.68%	16,495	163	3.93%
Total interest-bearing liabilities	2,453,017	3,115	0.50%	2,106,360	3,360	0.63%
Noninterest-bearing demand deposits	517,820			434,429		
Other liabilities	41,888			39,120		
Stockholders' equity	385,594			334,949		
Total liabilities and stockholders' equity	$ 3,398,319			$ 2,914,858		
Net interest income		$ 32,159			$ 25,707	
Net yield on earning assets			4.33%			3.99%

(1) For purposes of this table, non-accruing loans have been included in average balances and loan fees, which are immaterial, have been included in interest income.

(2) For 2013, interest income on residential real estate loans includes $0.2 million and $0.3 million of accretion related to the fair value adjustments due to the acquisitions of Virginia Savings Bancorp, Inc. and Community Financial Corporation, respectively. For 2012, interest income on residential real estate loans includes $0.1 million of accretion related to the fair value adjustments due to the acquisition of Virginia Savings Bancorp, Inc.

(3) For 2013, interest income on commercial, financial, and agriculture loans includes $0.3 million and $2.4 million of accretion related to the fair value adjustments due to the acquisitions of Virginia Savings Bancorp, Inc. and Community Financial Corporation, respectively. For 2012, interest income on commercial, financial and agricultural loans includes $1.4 million of accretion related to the fair value adjustments due to the acquisition of Virginia Savings Bancorp, Inc.

(4) For 2013, interest income on installment loans to individuals includes $0.1 million and $0.3 million of accretion related to the fair value adjustments due to the acquisitions of Virginia Savings Bancorp, Inc. and Community Financial Corporation, respectively. For 2012, interest income on installment loans to individuals includes $0.1 million of accretion related to the fair value adjustments due to the acquisition of Virginia Savings Bancorp, Inc.

(5) Includes the Company's consumer and DDA overdrafts loan categories.

(6) Effective January 1, 2012, the carrying value of the Company's previously securitized loans was reduced to $0.

(7) Computed on a fully federal tax-equivalent basis assuming a tax rate of approximately 35%.

(8) For 2013, interest expense on time deposits includes $0.1 million and $0.2 million in accretion of the fair value adjustments related to the acquisitions of Virginia Savings Bancorp, Inc. and Community Financial Corporation, respectively. For 2012, interest expense on time deposits includes $0.1 million in accretion of the fair value adjustments related to the acquisition of Virginia Savings Bancorp, Inc.

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Average Balance Sheets, Yields, and Rates
(Unaudited) ($ in 000s)

	Twelve Months Ended December 31,					
	2013			2012		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:						
Loan portfolio (1):						
Residential real estate (2)	$ 1,304,741	$ 55,165	4.23%	$ 1,114,653	$ 49,000	4.40%
Commercial, financial, and agriculture (3)	1,154,637	62,679	5.43%	880,502	40,815	4.64%
Installment loans to individuals (4), (5)	64,377	6,219	9.66%	46,721	3,311	7.09%
Previously securitized loans (6)	***	2,531	***	***	3,306	***
Total loans	2,523,755	126,594	5.02%	2,041,876	96,432	4.72%
Securities:						
Taxable	330,225	10,697	3.24%	371,092	14,285	3.85%
Tax-exempt (7)	30,635	1,885	6.15%	38,339	2,218	5.79%
Total securities	360,860	12,582	3.49%	409,431	16,503	4.03%
Deposits in depository institutions	8,116	-	-	7,258	-	-
Federal funds sold	13,052	22	0.17%	30,507	53	0.17%
Total interest-earning assets	2,905,783	139,198	4.79%	2,489,072	112,988	4.54%
Cash and due from banks	154,983			74,193		
Bank premises and equipment	82,168			69,772		
Other assets	255,544			223,783		
Less: Allowance for loan losses	(20,127)			(19,586)		
Total assets	$ 3,378,351			$ 2,837,234		
Liabilities:						
Interest-bearing demand deposits	603,844	712	0.12%	534,211	697	0.13%
Savings deposits	599,574	864	0.14%	479,760	759	0.16%
Time deposits (8)	1,103,945	10,782	0.98%	909,951	12,021	1.32%
Short-term borrowings	127,679	325	0.25%	121,780	312	0.26%
Long-term debt	16,495	618	3.75%	16,495	661	4.01%
Total interest-bearing liabilities	2,451,537	13,301	0.54%	2,062,197	14,450	0.70%
Noninterest-bearing demand deposits	514,210			414,969		
Other liabilities	39,502			34,995		
Stockholders' equity	373,102			325,073		
Total liabilities and stockholders' equity	$ 3,378,351			$ 2,837,234		
Net interest income		$ 125,897			$ 98,538	
Net yield on earning assets			4.33%			3.96%

(1) For purposes of this table, non-accruing loans have been included in average balances and loan fees, which are immaterial, have been included in interest income.
(2) For 2013, interest income on residential real estate loans includes $1.0 million and $0.8 million of accretion related to the fair value adjustments due to the acquisitions of Virginia Savings Bancorp, Inc. and Community Financial Corporation, respectively. For 2012, interest income on residential real estate loans includes $0.7 million of accretion related to the fair value adjustments due to the acquisition of Virginia Savings Bancorp, Inc.
(3) For 2013, interest income on commercial, financial, and agriculture loans includes $2.4 million and $7.9 million of accretion related to the fair value adjustments due to the acquisitions of Virginia Savings Bancorp, Inc. and Community Financial Corporation, respectively. For 2012, interest income on commercial, financial and agricultural loans includes $1.6 million of accretion related to the fair value adjustments due to the acquisition of Virginia Savings Bancorp, Inc.
(4) Includes the Company’s consumer and DDA overdrafts loan categories.
(5) For 2013, interest income on installment loans to individuals includes $0.1 million and $1.2 million of accretion related to the fair value adjustments due to the acquisitions of Virginia Savings Bancorp, Inc. and Community Financial Corporation, respectively. For 2012, interest income on installment loans to individuals includes $0.1 million of accretion related to the fair value adjustments due to the acquisition of Virginia Savings Bancorp, Inc.
(6) Effective January 1, 2012, the carrying value of the Company's previously securitized loans was reduced to $0.
(7) Computed on a fully federal tax-equivalent basis assuming a tax rate of approximately 35%.
(8) For 2013, interest expense on time deposits includes $0.5 million and $0.7 million in accretion of the fair value adjustments related to the acquisitions of Virginia Savings Bancorp, Inc. and Community Financial Corporation, respectively. For 2012, interest expense on time deposits includes $0.2 million in accretion of the fair value adjustments related to the acquisition of Virginia Savings Bancorp, Inc.

CITY HOLDING COMPANY AND SUBSIDIARIES
Analysis of Risk-Based Capital
(Unaudited) ($ in 000s)

	December 31 2013 (a)		September 30 2013		June 30 2013		March 31 2013		December 31 2012
Tier I Capital:									
Stockholders' equity	$	388,076	$	378,042	$	368,891	$	365,848	$	333,274
Goodwill and other intangibles		(76,370)		(76,233)		(74,455)		(75,563)		(64,866)
Accumulated other comprehensive loss		4,990		6,173		5,540		1,332		1,422
Qualifying trust preferred stock		16,000		16,000		16,000		16,000		16,000
Unrealized loss on AFS securities		-		(18)		(11)		-		-
Excess deferred tax assets		(8,896)		(12,495)		(13,572)		(17,737)		(6,577)
Total tier I capital	$	323,801	$	311,470	$	302,394	$	289,880	$	279,254
Total Risk-Based Capital:									
Tier I capital	$	323,801	$	311,470	$	302,394	$	289,880	$	279,254
Qualifying allowance for loan losses		20,575		20,606		20,069		19,721		18,809
Unrealized gain on securities		606		722		686		696		-
Total risk-based capital	$	344,982	$	332,798	$	323,149	$	310,297	$	298,063
Net risk-weighted assets	$	2,498,080	$	2,460,895	$	2,450,010	$	2,436,022	$	2,152,622
Ratios:									
Average stockholders' equity to average assets		11.35%		11.14%		10.94%		10.74%		11.49%
Tangible capital ratio		9.46%		9.08%		8.90%		8.61%		9.40%
Risk-based capital ratios:									
Tier I capital		12.96%		12.66%		12.34%		11.90%		12.97%
Total risk-based capital		13.81%		13.52%		13.19%		12.74%		13.85%
Leverage capital		9.77%		9.43%		9.12%		8.98%		9.82%

(a) December 31, 2013 risk-based capital ratios are estimated

CITY HOLDING COMPANY AND SUBSIDIARIES
Intangibles
(Unaudited) ($ in 000s)

	As of and for the Quarter Ended								
	December 31 2013		September 30 2013		June 30 2013		March 31 2013		December 31 2012
Intangibles, net	$	76,557	$	76,420	$	74,642	$	75,750	$	65,057
Intangibles amortization expense		260		260		260		260		135

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Loan Loss Experience
(Unaudited) ($ in 000s)

		December 31 2013		September 30 2013		Quarter Ended June 30 2013		March 31 2013		December 31 2012
Balance at beginning of period	$	20,606	$	20,069	$	19,721	$	18,809	$	18,986
Charge-offs:										
Commercial and industrial		268		380		330		62		100
Commercial real estate		1,384		181		419		203		1,744
Residential real estate		583		487		520		591		284
Home equity		17		8		154		116		366
Consumer		128		102		221		3		42
DDA overdrafts		381		415		348		339		394
Total charge-offs		2,761		1,573		1,992		1,314		2,930
Recoveries:										
Commercial and industrial		33		30		20		1		19
Commercial real estate		116		635		16		18		190
Residential real estate		97		69		20		48		7
Home equity		-		-		-		-		6
Consumer		85		25		70		147		45
DDA overdrafts		454		197		203		274		711
Total recoveries		785		956		329		488		978
Net charge-offs		1,976		617		1,663		826		1,952
Provision for loan losses		1,438		1,241		1,834		1,738		1,775
Provision for (recovery of) acquired loans		507		(87)		177		-		-
Balance at end of period	$	20,575	$	20,606	$	20,069	$	19,721	$	18,809
Loans outstanding	$	2,604,782	$	2,558,456	$	2,527,445	$	2,497,023	$	2,146,369
Average loans outstanding		2,577,887		2,536,542		2,513,883		2,465,336		2,104,483
Allowance as a percent of loans outstanding		0.79%		0.81%		0.79%		0.79%		0.88%
Allowance as a percent of non-performing loans		90.25%		93.86%		87.14%		82.18%		96.59%
Net charge-offs (annualized) as a percent of average loans outstanding		0.31%		0.10%		0.26%		0.13%		0.37%
Net charge-offs, excluding overdraft deposit accounts, (annualized) as a percent of average loans outstanding		0.32%		0.06%		0.24%		0.12%		0.43%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Non-Performing Assets
(Unaudited) ($ in 000s)

	December 31 2013	September 30 2013	June 30 2013	March 31 2013	December 31 2012
Nonaccrual loans	$ 22,363	$ 21,535	$ 21,847	$ 23,198	$ 19,194
Accruing loans past due 90 days or more	436	418	1,185	799	280
Total non-performing loans	22,799	21,953	23,032	23,997	19,474
Other real estate owned	8,470	7,518	10,837	10,508	8,162
Total non-performing assets	$ 31,269	$ 29,471	$ 33,869	$ 34,505	$ 27,636
Non-performing assets as a percent of loans and other real estate owned	1.20%	1.15%	1.33%	1.38%	1.28%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Total Past Due Loans
(Unaudited) ($ in 000s)

Originated	December 31 2013	September 30 2013	June 30 2013	March 31 2013	December 31 2012
Residential real estate	$ 4,850	$ 5,414	$ 6,525	$ 5,889	$ 5,748
Home equity - junior liens	921	732	655	858	2,893
Commercial and industrial	-	5	234	303	496
Commercial real estate	668	612	2,556	1,503	633
Consumer	182	96	103	83	121
DDA overdrafts	393	280	290	337	281
Total past due loans	$ 7,014	$ 7,139	$ 10,363	$ 8,973	$ 10,172

Acquired	December 31 2013	September 30 2013	June 30 2013	March 31 2013	December 31 2012
Residential real estate	$ 1,014	$ 1,032	$ 951	$ 2,037	$ -
Home equity - junior liens	-	23	-	-	-
Commercial and industrial	80	2,166	2,534	7,783	1,004
Commercial real estate	10,689	7,324	8,019	5,770	1,793
Consumer	695	703	693	864	-
DDA overdrafts	-	-	-	-	-
Total past due loans	$ 12,478	$ 11,248	$ 12,197	$ 16,454	$ 2,797

Total	December 31 2013	September 30 2013	June 30 2013	March 31 2013	December 31 2012
Residential real estate	$ 5,864	$ 6,446	$ 7,476	$ 7,926	$ 5,748
Home equity - junior liens	921	755	655	858	2,893
Commercial and industrial	80	2,171	2,768	8,086	1,500
Commercial real estate	11,357	7,936	10,575	7,273	2,426
Consumer	877	799	796	947	121
DDA overdrafts	393	280	290	337	281
Total past due loans	$ 19,492	$ 18,387	$ 22,560	$ 25,427	$ 12,969
Total past due loans as a percent of loans outstanding	0.75%	0.72%	0.89%	1.02%	0.60%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Troubled Debt Restructurings
(Unaudited) ($ in 000s)

	December 31 2013	September 30 2013	June 30 2013	March 31 2013	December 31 2012
Residential real estate	$ 20,345	$ 20,380	$ 21,480	$ 20,136	$ 18,988
Home equity - junior liens	2,873	2,772	2,963	3,025	3,743
Commercial and industrial	88	91	95	101	101
Commercial real estate	1,783	1,567	1,791	1,805	734
Consumer	-	-	-	142	142
Total	$ 25,089	$ 24,810	$ 26,329	$ 25,209	$ 23,708

At September 30, 2012, the Company reclassified $21.1 million of loans as TDRs in accordance with recent regulatory guidance. The regulatory guidance requires loans to be accounted for as collateral-dependent loans when borrowers have filed Chapter 7 bankruptcy, the debt has been discharged by the bankruptcy court and the borrower has not reaffirmed the debt.

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Purchased Credit Impaired Loans
(Unaudited) ($ in 000s)

	Virginia Savings Acquisition				
	December 31 2013	September 30 2013	June 30 2013	March 31 2013	December 31 2012
Contractual required principal and interest	3,932	5,253	7,330	8,789	10,759
Carrying value	3,115	4,248	5,421	5,886	7,018

	Community Financial Acquisition				
	December 31 2013	September 30 2013	June 30 2013	March 31 2013	December 31 2012
Contractual required principal and interest	40,639	40,896	47,850	**	-
Carrying value	26,865	24,958	27,845	**	-

** Comparative information was not available from the Company's third party service provider